SCHEDULE A
to the Investment Advisory Agreement

(as amended on March 20, 2018, to reflect a reduction in the fee rate)

Series or Fund of Advisors Series Trust	Annual Fee Rate as a Percentage of Average Daily Net Assets
First State Global Listed Infrastructure Fund	0.75%

ADVISORS SERIES TRUST on behalf of the series listed on Schedule A	FIRST STATE INVESTMENTS (US) LLC

By: /s/ Douglas G. Hess	By: /s/ Heather Brilliant
Name: Douglas G. Hess	Name: Heather Brilliant
Title: President	Title: Managing Director